

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2025

Cecil D. Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
1768 Park Center Drive
Orlando, FL 32835

> **Re: Falcon's Beyond Global, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2025**
> **File No. 333-292389**

Dear Cecil D. Magpuri:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Maia Gez